Exhibit 12.1

	Years Ended December 31,
	2006		2005		2004		2003		2002
Ratio of earnings to fixed charges (1)	n/a	(1)	n/a	(1)	n/a	(1)	n/a	(1)	n/a	(1)
Deficiency of earnings to fixed charges (1)	$(35,821,406)		$(35,777,584)		$(21,474,469)		$11,268,294		$5,433,055

	Three months ended	Years Ended December 31,
	3/31/2007	2006	2005	2004	2003	2002
FIXED CHARGES
Interest expensed	$787,500	$3,150,034	$3,185,473	$511,803	$—	$—
Interest capitalized		$—	$—	$—	$—	$—
Amortized premiums, discounts and capitalized expenses related to indebtedness	$187,310	$749,340	$749,239	$124,873	$—	$—
Estimate of the interest within rental expense	$195,247	$729,333	$577,667	$192,664	$131,142	$46,901
Preference security dividend requiremetns of consolidated subsidiaries					$—	$—
TOTAL FIXED CHARGES	$1,170,057	$4,628,707	$4,512,379	$829,340	$131,142	$46,901

EARNINGS
Pre-tax income from continuing operations before minority interest	$(11,040,827)	$(35,899,538)	$(35,777,584)	$(21,474,469)	$(11,268,294)	$(5,433,055)
Plus: Fixed charges	$1,170,057	$4,628,707	$4,512,379	$829,340	$131,142	$46,901
Plus: Amortization of capitalized interest	$—	$—	$—	$—	$—	$—
Plus: Distributed income of equity investees	$—	$—	$—	$—	$—	$—
Plus: Share of pre-tax losses of equity investees arising from guarantees included in fixed charges	$—	$—	$—	$—	$—	$—
Subtotal	$(9,870,770)	$(31,270,831)	$(31,265,205)	$(20,645,129)	$(11,137,152)	$(5,386,154)

Less: Interest capitalized		$—	$—	$—	$—	$—
Less: Preference security dividend requirement of consolidated subsidiaries		$—	$—	$—	$—	$—
Less: Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	$(99,434)	$(78,132)	$—	$—	$—	$—
Subtotal	$(99,434)	$(78,132)	$—	$—	$—	$—

Net Earnings	$(9,771,336)	$(31,192,699)	$(31,265,205)	$(20,645,129)	$(11,137,152)	$(5,386,154)

Ratio of Earnings to Fixed Charges	n/a	n/a	n/a	n/a	n/a	n/a
Deficiency of Earnings to Fixed Charges	$(10,941,393)	$(35,821,406)	$(35,777,584)	$(21,474,469)	$(11,268,294)	$(5,433,055)